February 10, 1999                                                     Exhibit 20

Dear Stockholder:

  Our results for the second quarter of fiscal 1999 showed a sizeable increase in earnings compared to the same period the prior year. We finished the quarter with net income of $1,430,000, or $0.15 per share, on sales of $53,917,000 versus net income of $107,000, or $0.01 per share, on sales of $55,847,000 for the second quarter of fiscal 1998. Our total net income for the first six months of fiscal 1999 was $2,096,000, or $0.22 per share, on sales of $105,855,000.
That compares to a net loss of $128,000, or $0.01 per share, on sales of $113,470,000 that we experienced in the first six months of fiscal 1998.
  The improvement in the second quarter, as well as the entire first half of fiscal 1999, primarily was due to lower prices for wheat, corn and milo, our principal raw materials. A rise in productivity, resulting mainly from increased production of vital wheat gluten, contributed to the upturn. This increase occurred as we continued to make preparations to effectively satisfy customer needs resulting from the expected reduction in imports of subsidized and artificially-priced wheat gluten from the European Union (E.U.).
  As previously announced, a three-year quota on imports of foreign wheat gluten became effective on June 1, 1998. Under the quota, imports from the E.U. are limited to 54 million pounds for the 12-month period ending May 31, 1999. However, Department of Commerce data indicates that from June 1 through November 30, 1998, the E.U. had shipped approximately 26% more gluten into the U.S. than allowed for the full quota year. Although the available published data indicates that shipments from the E.U. have stopped after November, the violations have stalled the relief that the U.S. wheat gluten industry has expected during the first year of the quota. As a consequence, U.S. Customs officials are presently investigating these apparent E.U. violations, and the Office of the U.S. Trade Representative is considering the imposition of sanctions, which could provide the industry with the kind of relief intended by the quota.
  Although the tilt in the playing field was not corrected in the first half of the current fiscal year, we are now experiencing indications of strengthened demand for our wheat gluten and continue to realize gradual but steady growth in sales of our specialty wheat proteins, especially in the cosmetics and personal care markets.
   While our production of wheat starch underwent a modest decline compared to a year ago, sales of our value-added modified wheat starches increased as a percentage of total starch sales. This strategically planned growth in modified starch sales currently continues to build momentum.
  Production of our food grade alcohol for beverage and industrial applications remained essentially consistent with levels produced during the prior year's second quarter. Selling prices fell, however, following the decline in raw material costs for grain. Prices were also affected by a flattening in demand due to the continuation of increased alcohol supplies throughout the industry. Production of our fuel grade alcohol climbed compared to a year ago. While selling prices for this product improved compared to this year's first quarter, they were down from levels experienced during last year's second quarter as the result of lower gasoline prices. Conditions in all of our alcohol markets remain unchanged at this time. As such, we continue to focus on internal methods to better optimize our distillery operations to achieve improved efficiencies.
  Overall, I am pleased and encouraged by the upward direction our results have taken, and excited about our ability to maintain improved profitability going forward.
Sincerely,

s/Ladd M. Seaberg
Ladd M. Seaberg
President and CEO